UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. - File No. 333-175579
NCL Corporation Ltd. - File No. 333-128780

CF#34788

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Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information they excluded from the Exhibits to a Form S-1 filed on July 15, 2011, as amended, and a Form 6-K filed on November 2, 2012, as amended.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.47	S-1	7/15/2011	June 17, 2022
10.51	S-1	7/15/2011	February 26, 2027
10.70	S-1	7/15/2011	April 25, 2025
10.73	S-1	7/15/2011	January 12, 2026
10.80	S-1	7/15/2011	February 26, 2027
10.5	6-K	11/02/2012	June 17, 2022
10.6	6-K	11/02/2012	February 26, 2027
10.13	6-K	11/02/2012	April 25, 2025
10.14	6-K	11/02/2012	January 12, 2026
10.17	6-K	11/02/2012	February 26, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary